Exhibit 8

Execution Version

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) is made and entered into as of May 3, 2021 (the “Effective Date”), by and among Tidewater, Inc., a Delaware corporation (the “Company”), on the one hand, and Robotti & Company, Incorporated, a New York corporation, Robotti & Company Advisors, LLC, a New York limited liability company, Robotti Securities, LLC, a New York limited liability company, Ravenswood Management Company, L.L.C., a New York limited liability company, The Ravenswood Investment Company, L.P., a Delaware limited partnership, Ravenswood Investments III, L.P., a New York limited partnership, the Suzanne and Robert Robotti Foundation, Inc., a Delaware non-profit corporation, Suzanne Robotti and Robert E. Robotti (collectively, the “Robotti Parties”), on the other hand.  The Company and the Robotti Parties are each referred to herein as a “party” and collectively, the “parties.”

WHEREAS, on October 28, 2019, certain of the Robotti Parties filed a Schedule 13D with the SEC, which was subsequently amended on February 6, 2020, June 3, 2020 and March 12, 2021 (as amended, the “Schedule 13D”);

WHEREAS, by letter dated March 9, 2021 (as supplemented to date, the “Nomination Notice”), The Ravenswood Investment Company, L.P. (“Ravenswood”) delivered notice of its intent to nominate certain persons for election as directors to the Board of Directors of the Company (the “Board”) at the Company’s 2021 annual meeting of stockholders, including any adjournments, postponements, reschedulings or continuations thereof and any other meeting of stockholders called or held in lieu thereof (the “2021 Annual Meeting”);

WHEREAS, as of the date hereof, the Robotti Parties have a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) interest in the common stock, $0.001 par value per share, of the Company (the “Common Stock”) totaling, in the aggregate, (i) 2,520,068 shares of Common Stock, (ii) 109,852 Series A Warrants and (iii) 280,207 Series B Warrants, or, on a fully diluted basis, approximately 7.08% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, the Company and Mr. Robotti have engaged in various discussions and communications concerning the Company’s business; and

WHEREAS, the Company and the Robotti Parties desire to enter into this Agreement regarding the addition of Mr. Robotti to the Board, and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.         Board Composition and Related Matters.

(a)          The Company agrees that prior to the Annual Meeting, the Board, and all applicable committees of the Board, shall take all necessary actions to (i) increase the size of the Board from seven (7) to eight (8) directors and (ii) nominate Mr. Robotti as a candidate for election to the Board at the 2021 Annual Meeting to fill the newly created vacancy. The Company agrees to recommend, support and solicit proxies for the election of Mr. Robotti at the 2021 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Company has historically supported the Board’s other nominees.  In connection with the foregoing, Mr. Robotti consents to be named by the Company as a nominee for election to the Board in any applicable proxy statement, proxy card or other solicitation materials of the Company.

(b)          Effective upon Mr. Robotti’s election as a director at the 2021 Annual Meeting, the Board and all applicable committees of the Board shall take all necessary actions to then immediately appoint Mr. Robotti to serve on the Compensation Committee of the Board (the “Compensation Committee”), subject only to Mr. Robotti’s satisfaction of the requirements of the New York Stock Exchange and applicable law with respect to his service on such committee; provided, however, that such satisfaction of these requirements and applicable law by Mr. Robotti shall be determined by the Board and any applicable committee of the Board prior to the 2021 Annual Meeting.

(c)          Each party acknowledges that Mr. Robotti, upon his election to the Board and in his capacity as a director of the Company, shall comply with the terms of any certification, policy and/or guideline that all current members of the Board have executed or otherwise accepted or consented to, each of which as in effect as of the Effective Date, including, but not limited to, the Company’s Corporate Governance Policy, Code of Business Conduct and Ethics, Policy Statement on Insider Trading and any other policy on stock ownership, public disclosures, legal compliance and confidentiality (collectively, the “Company Policies”).

(d)          The Robotti Parties agree that the Board or any committee thereof, in the exercise of its fiduciary duties, may recuse Mr. Robotti from any Board or committee meeting or portion thereof at which the Board or any such committee is deliberating and/or taking action (including, but not limited to, the formation of a special committee of the Board), and restrict access to information of the Company, with respect to (i) this Agreement, including the interpretation and enforcement thereof or (ii) any actions taken, or proposed to be taken, by the Company in response to actions taken, or proposed to be taken, by any of the Robotti Parties or any of their respective Affiliates with respect to the Company.  For the avoidance of doubt, the Robotti Parties agree that, consistent with his fiduciary duty as a director of the Company, Mr. Robotti shall recuse himself from any Board or committee meeting in the event there is any conflict of interest between any of the Robotti Parties, including, without limitation, Mr. Robotti, on the one hand, and the Company, on the other hand.

(e)          Concurrently with the execution of this Agreement, Mr. Robotti shall execute and deliver to the Company an advance irrevocable resignation letter as director in the form attached hereto as Exhibit A (the “Resignation Letter”).

(f)          If at any time the Robotti Parties’ Net Long Position falls below 1,425,025 shares of Common Stock, which represents 3.5% of the Company’s shares of Common Stock outstanding as of the Effective Date (such number of shares, subject to adjustment(s) for share issuances, stock splits, reclassifications, combinations, and other similar adjustments, the “Minimum Ownership Threshold”), (i) the rights of the Robotti Parties and obligations of the Company pursuant to paragraphs (a) and (b) of this Section 1 shall terminate immediately and (ii) Mr. Robotti shall immediately tender the Resignation Letter to the Board; provided, however, the Board shall request that the Nominating and Corporate Governance Committee of the Board (the “Nominating and Corporate Governance Committee”) make a recommendation to the Board on whether to accept or reject such resignation, and the Board shall consider the Nominating and Corporate Governance Committee’s recommendation and shall act to accept or reject such resignation; provided, further, that in the event the Robotti Parties’ Net Long Position falls below the Minimum Ownership Threshold solely because any client of Mr. Robotti terminates its relationship with Mr. Robotti and/or with the Robotti Parties, then Mr. Robotti and/or the Robotti Parties shall have sixty (60) days from the trade or redemption date on which the Robotti Parties’ Net Long Position falls below the Minimum Ownership Threshold to purchase shares of the Company’s common stock in order to meet the Minimum Ownership Threshold.  The Robotti Parties shall promptly (and in any event within three (3) Business Days) inform the Company in writing if the Robotti Parties fail to satisfy the Minimum Ownership Threshold at any time during the Standstill Period.

(g)          During the Standstill Period, the size of the Board shall not exceed nine (9) directors without a written resolution approved unanimously by all of the directors then serving on the Board; provided, however, that nothing in this Agreement shall limit the ability of the Board to increase the size of the Board to more than nine (9) directors in order to accommodate the appointment or election of directors in connection with any merger or acquisition approved by a majority of the directors then serving on the Board.

(h)          Concurrently with and effective upon the execution of this Agreement, the Robotti Parties shall irrevocably withdraw or cause the irrevocable withdrawal of each of the Nomination Notice and the letter dated April 6, 2021, demanding to inspect and to copy or extract certain stockholder list materials of the Company pursuant to Section 220 of the Delaware General Corporation Law, and shall immediately cease all efforts, direct or indirect, in furtherance of the Nomination Notice and any related solicitation in connection with the Nomination Notice.

2.         Voting Commitment.

(a)          During the Standstill Period, each of the Robotti Parties agrees that he, she or it will appear in person or by proxy at each Stockholder Meeting, whether such meeting is held at a physical location or virtually by means of remote communications, and will vote all voting securities beneficially owned by him, her or it in accordance with the Board’s recommendations with respect to (a) each proposal regarding the election or removal of directors (each such proposal, a “Director Proposal”) and (b) any other proposal to be submitted to the stockholders of the Company by either the Company or any stockholder of the Company; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) issues a recommendation that differs from the Board’s recommendation with respect to any proposal submitted by the Company or any of its stockholders (other than a Director Proposal), each of the Robotti Parties will be permitted to vote in accordance with the ISS or Glass Lewis recommendation(s); provided, further, that each of the Robotti Parties shall be permitted to vote in his, her or its sole discretion on any proposal of the Company in respect of any Extraordinary Transaction.

3.           Standstill. During the Standstill Period, each Robotti Party shall not, and shall cause its Representatives not to, directly or indirectly:

(a)          make any announcement or proposal with respect to, or offer, seek or propose, (i) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries, (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or (iii) any form of tender or exchange offer for shares of Common Stock or other voting securities, whether or not such transaction involves a Change of Control of the Company;

(b)          engage in, or assist in the engagement in, any solicitation of proxies to vote any voting securities, or conduct, or assist in the conducting of, any type of binding or nonbinding referendum with respect to any voting securities, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies with respect to, or from the holders of, any voting securities, or otherwise become a “participant” in a “solicitation,” as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a‑1 of Regulation 14A, respectively, under the Exchange Act, to vote any securities of the Company (including by initiating, encouraging or participating in any “withhold” or similar campaign), in each case other than in a manner that is consistent with the Board’s recommendation on a matter;

(c)          knowingly advise, encourage or influence any person with respect to the voting of any securities of the Company other than in a manner that is consistent with the Board’s recommendation on any such matter;

(d)          other than in open market sale transactions where the identity of the purchaser is not known, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by any of the Robotti Parties to any person not (i) a party to this Agreement, (ii) a member of the Board, (iii) an officer of the Company, or (iv) an Affiliate of any Party (any person not set forth in clauses (i) through (iv) shall be referred to as a “Third Party”) that would (after due inquiry) result in such Third Party, together with its Affiliates, owning, controlling or otherwise having any beneficial or other ownership interest representing in the aggregate in excess of 4.9% of the shares of Common Stock outstanding at such time, except for Schedule 13G filers that are mutual funds, pension funds, index funds or investment fund managers with no known history of activism or known plans to engage in activism;

(e)          take any action in support of or make any proposal or request that constitutes or would result in: (i) advising, controlling, changing or influencing any director or the management of the Company, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, (ii) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company, (iii) any other material change in the Company’s management, business or corporate structure, (iv) seeking to have the Company waive or make amendments or modifications to the Bylaws or the Certificate of Incorporation, or other actions that may impede or facilitate the acquisition of control of the Company by any person, (v) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, or (vi) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, in each case with respect to the foregoing clauses (i) through (vi), except as set forth in Section 1;

(f)          communicate with stockholders of the Company or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act (other than in connection with an Extraordinary Transaction);

(g)          call or seek to call, or request the call of, alone or in concert with others, any meeting of stockholders, whether or not such a meeting is permitted by the Bylaws, including a “town hall meeting”;

(h)          deposit any shares of Common Stock or other voting securities in any voting trust or subject any shares of Common Stock or other voting securities to any arrangement or agreement with respect to the voting of any shares of Common Stock or voting securities (other than any such voting trust, arrangement or agreement solely among the Robotti Parties that is otherwise in accordance with this Agreement);

(i)          knowingly seek, encourage or advise any person, to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors, except as set forth in Section 1;

(j)          form, join or in any other way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting security (other than a group that includes all or some of the Robotti Parties); provided, however, that nothing herein shall limit the ability of an Affiliate of a Robotti Party to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be subject to, and bound by, the terms and conditions of this Agreement;

(k)          engage any private investigations firm or other person to investigate any of the Company’s directors or officers;

(l)          demand a copy of the Company’s list of stockholders or its other books and records or make any request pursuant to Rule 14a-7 under the Exchange Act or under any statutory or regulatory provisions of Delaware providing for stockholder access to books and records (including lists of stockholders) of the Company;

(m)          seek publicly, alone or in concert with others, to amend any provision of the Company’s Charter or Bylaws;

(n)          take any action challenging the validity or enforceability of this Section 3 or this Agreement;

(o)          make any request or submit any proposal to amend or waive the terms of this Section 3 other than through non-public communications with the Company that would not be reasonably likely to trigger public disclosure obligations for any Party; or

(p)          enter into any discussions, negotiations, agreements or understandings with any person with respect to any action the Robotti Parties are prohibited from taking pursuant to this Section 3, or advise, assist, encourage or seek to persuade any person to take any action or make any statement with respect to any such action, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing.

          Nothing in this Section 3 shall be deemed to (i) prohibit or restrict the Robotti Parties from communicating privately with the Board, any officer or director of the Company or with the Company’s or the Robotti Parties’ legal counsel regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications or (ii) limit the exercise in good faith by Mr. Robotti of his fiduciary duties solely in his capacity as a director of the Company if elected to the Board.

4.          Mutual Non-Disparagement.  No party hereto shall, and no party shall permit any of its Representatives to, make any public statement that constitutes or would reasonably be expected to constitute an ad hominem attack on or otherwise disparages any other party, any other party’s current or former directors, officers, partners or employees (including with respect to such persons’ service at the other party), any other party’s subsidiaries, or any other party’s subsidiaries’ business or any of its or its subsidiaries’ current or former directors, officers, partners or employees, including the business and current or former directors, officers, partners and employees of such other party’s Affiliates, as applicable. The restrictions in this Section 4 shall not (i) apply (A) in any compelled testimony or production of information, whether by legal process, subpoena or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought, in each case, to the extent required, or (B) to any disclosure required by applicable law, rules or regulations; or (ii) prohibit any person from reporting possible violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

5.          No Litigation.  Each party hereto hereby covenants and agrees that it shall not, and shall not permit any of its Representatives to, directly or indirectly, alone or in concert with others, encourage, pursue, or assist any other person to threaten or initiate, any lawsuit, claim or proceeding before any court (each, a “Legal Proceeding”) against any other party or any of its Representatives, based on claims arising out of any facts known or should have known by such party as of the Effective Date, except for any Legal Proceeding initiated solely to remedy a breach of or to enforce this Agreement; provided, however, that the foregoing shall not prevent any party hereto or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, or at the suggestion of, such party or any of its Representatives; provided, further, that in the event any party hereto or any of its Representatives receives such Legal Requirement, such party shall give prompt written notice of such Legal Requirement to such other party (except where such notice would be legally prohibited or not practicable). Each of the parties hereto represents and warrants that neither it nor any assignee has filed any lawsuit against any other party.

6.           Press Release and SEC Filings.

(a)         No later than one (1) Business Day following the Effective Date, the Company shall announce the entry into this Agreement and the material terms hereof by means of a mutually agreed upon press release in the form attached hereto as Exhibit B (the “Press Release”). Prior to the issuance of the Press Release, neither the Company nor the Robotti Parties shall issue any press release, public announcement or other public statement (including, without limitation, in any filing required under the Exchange Act) regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other parties hereto. No party hereto or any of its Representatives shall issue any press release, public announcement or other public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release, except as required by law or applicable stock exchange listing rules or with the prior written consent of the other parties hereto and otherwise in accordance with this Agreement.

(b)          No later than two (2) Business Days following the Effective Date, the Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement and the Press Release as an exhibit thereto (the “Form 8-K”). The Form 8-K shall be consistent with the Press Release and the terms of this Agreement. The Company shall provide the Robotti Parties, and their respective Representatives, with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any comments of the Robotti Parties.

(c)          No later than two (2) Business Days following the Effective Date, the Robotti Parties shall file with the SEC an amendment to their Schedule 13D in compliance with Section 13 of the Exchange Act reporting their entry into this Agreement, disclosing applicable items to conform to their obligations hereunder and appending this Agreement as an exhibit thereto (the “Schedule 13D Amendment”). The Schedule 13D Amendment shall be consistent with the Press Release and the terms of this Agreement. The Robotti Parties shall provide the Company and its Representatives with a reasonable opportunity to review the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company and its Representatives.

7.        Affiliates and Associates.  Each party hereto shall instruct its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. A breach of this Agreement by a controlled Affiliate or Associate of a party, if such controlled Affiliate or Associate is not a party to this Agreement, shall be deemed to occur if such controlled Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such controlled Affiliate or Associate was a party to the same extent as a party to this Agreement.

8.         Representations and Warranties.

(a)        Each Robotti Party represents and warrants to the Company that (i) this Agreement has been duly and validly authorized, executed and delivered by such Robotti Party, and constitutes a valid and binding obligation and agreement of such Robotti Party, enforceable against such Robotti Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (ii) the signatory for such Robotti Party has the power and authority to execute this Agreement and any other documents delivered in connection with this Agreement on behalf of itself and the applicable Robotti Party associated with that signatory’s name, and to bind such Robotti Party to the terms hereof and thereof, (iii) the execution, delivery and performance of this Agreement by such Robotti Party does not and will not violate or conflict with (A) any law, rule, regulation, order, judgment or decree applicable to it, or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (iv) such Robotti Party is not and will not become party to any agreement, arrangement or understanding (whether written or oral) with Mr. Robotti with respect to his service as a director on the Board and (v) except as otherwise disclosed to the Company in writing prior to the Effective Date, (A) such Robotti Party does not own, of record or beneficially, any voting securities or any securities convertible into, or exchangeable or exercisable for, any voting securities and (B) such Robotti Party has not entered into, directly or indirectly, any agreements or understandings with any person (other than its own Representatives) with respect to any potential transaction involving the Company or the voting or disposition of any securities of the Company.  The Robotti Parties further represent and warrant that, as of the date of this Agreement, the Robotti Parties beneficially own an aggregate of (i) 2,520,068 shares of Common Stock, having voting authority over such shares, (ii) 109,852 Series A Warrants and (iii) 280,207 Series B Warrants. The Robotti Parties do not own any Synthetic Equity Interests or any Short Interests in the Company.

(b)         The Company represents and warrants to the Robotti Parties that (i) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (ii) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, and (iii) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (A) any law, rule, regulation, order, judgment or decree applicable to it, or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

9.           Termination.  The term of this Agreement shall commence on the Effective Date and shall continue until such date that is the earlier to occur of (i) one hundred fifty (150) days prior to the date of the 2022 Annual Meeting (as defined below) and (ii) one hundred (150) days prior to the first anniversary of the date of the 2021 Annual Meeting; provided, however, if not later than the date that is the earlier of (i) one hundred sixty-five (165) days prior to the date of the 2022 Annual Meeting and (ii) one hundred sixty-five (165) days prior to the first anniversary of the date of the 2021 Annual Meeting, the Company provides written notice to the Robotti Parties that the Board has determined to nominate Mr. Robotti for election to the Board at the 2022 Annual Meeting, then the Standstill Period shall automatically continue until such date that is the earlier to occur of (i) one hundred fifty (150) days prior to the date of the 2023 Annual Meeting (as defined below) and (ii) one hundred fifty (150) days prior to the first anniversary of the date of the 2022 Annual Meeting (such date, the “Termination Date”).

Notwithstanding the foregoing, the provisions of Section 9 through Section 15 shall survive the termination of this Agreement. Termination of this Agreement shall not relieve any Party from its responsibilities in respect of any breach of this Agreement prior to such termination.

For purposes of this Agreement, “2022 Annual Meeting” shall mean the Company’s 2022 annual meeting of stockholders, including any adjournments, postponements, reschedulings or continuations thereof and any other meeting of stockholders called or held in lieu thereof, and “2023 Annual Meeting” shall mean the Company’s 2023 annual meeting of stockholders, including any adjournments, postponements, reschedulings or continuations thereof and any other meeting of stockholders called or held in lieu thereof.

10.        Expenses.  The Company shall reimburse the Robotti Parties for their reasonable, documented out-of-pocket fees and expenses incurred in connection with the 2021 Annual Meeting and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $200,000 in the aggregate.

11.         Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt; (b) upon sending if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving party by electronic mail; (c) one day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:	with mandatory copies (which shall not constitute notice) to:

Tidewater, Inc.	Norton Rose Fulbright US LLP
6002 Rogerdale Road, Suite 600	1301 Avenue of the Americas
Houston, Texas 77072	New York, New York 10019
Attention: Daniel A. Hudson	Attention: Steven I. Suzzan
Email: dhudson@tdw.com	Email: steven.suzzan@nortonrosefulbright.com

If to a Robotti Party:	with mandatory copies (which shall not constitute notice) to:

Robotti & Company Advisors, LLC	Foley & Lardner LLP
One Grand Central Place	321 North Clark Street
60 East 42nd Street, Suite 3100	Chicago, Illinois 60654
New York, NY 10165	Attention: Phillip M. Goldberg
Attention: Robert E. Robotti	Email: pgoldberg@foley.com
Email: robotti@robotti.com

12.        Governing Law; Jurisdiction; Jury Waiver. This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its conflict of laws principles. The parties hereto agree that exclusive jurisdiction and venue for any Legal Proceeding arising out of or related to this Agreement shall exclusively lie in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court. Each party hereto waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding, and irrevocably submits to personal jurisdiction in any such court in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in any inconvenient forum. Each party hereto consents to accept service of process in any such Legal Proceeding by service of a copy thereof upon either its registered agent in the State of Delaware or the Secretary of State of the State of Delaware, with a copy delivered to it by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 12. Nothing contained herein shall be deemed to affect the right of any party hereto to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

13.         Specific Performance. Each Robotti Party, with respect to itself, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party would occur in the event that any provision of this Agreement were not performed in accordance with such provision’s specific terms or were otherwise breached or threatened to be breached, and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each of the Robotti Parties, on the one hand, and the Company, on the other hand (as applicable, the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party shall not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 12 shall not be the exclusive remedy for any violation of this Agreement.

14.        Certain Definitions and Interpretations. As used in this Agreement: (a) the terms “Affiliate” and “Associate” (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the Termination Date become Affiliates or Associates of any applicable person or entity referred to in this Agreement; provided, however, that the term “Associate” shall refer only to Associates controlled by the Company or the Robotti Parties, as applicable; provided, further, that, for purposes of this Agreement, none of the Robotti Parties shall be an Affiliate or Associate of the Company and the Company shall not be an Affiliate or Associate of any of the Robotti Parties; (b) the term “Annual Meeting” means each annual meeting of stockholders of the Company and any adjournments, postponements, reschedulings and continuations thereof and any other meeting of stockholders called or held in lieu thereof; (c) the terms “beneficial ownership,” “group,” “person,” “proxy,” and “solicitation” (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act and the rules and regulations promulgated thereunder; (d) the term “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or obligated to be closed by applicable law; (e) the term “Bylaws” means the Second Amended and Restated By-Laws of the Company, effective as of November 15, 2018, as may be amended or amended and restated from time to time, (f) the term “Change of Control” with respect to a transaction shall be deemed to have taken place if (i) any person is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company enters into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company’s stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities, (g) the term “Charter” means the Amended and Restated Certification of Incorporation, effective as of July 31, 2017, as may be amended or amended and restated from time to time, (h) the term “Effective Date” means the date of this Agreement, (i) the term “Extraordinary Transaction” means any equity tender offer, equity exchange offer, merger, acquisition, business combination, or other transaction with a third party that, in each case, would result in a Change of Control of the Company, liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or a majority of its assets, and, for the avoidance of doubt, including any such transaction with a third party that is submitted for a vote of the Company’s stockholders; (j) the term “Net Long Position” means such shares of Common Stock beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis, including any shares as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, to obtain any economic exposure to such shares; (k) the term “Representatives” means a person’s (i) Affiliates and Associates and (ii) its and their respective directors, officers, employees, partners, members, managers, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates; (l) the term “SEC” means the U.S. Securities and Exchange Commission; (m) the term “Short Interests” means any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Company’s equity securities by, manage the risk of share price changes for, or increase or decrease the voting power of, such person with respect to the shares of any class or series of the Company’s equity securities, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Company’s equity securities; (n) the term “Standstill Period” means the period commencing on the Effective Date and ending on the Termination Date, (o) the term “Stockholder Meeting” means each annual or special meeting of stockholders of the Company, and any meeting or action by written consent of the Company’s stockholders called or held in lieu thereof, and any adjournments, postponements, reschedulings and continuations thereof; and (p) the term “Synthetic Equity Interests” means any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such person, the purpose or effect of which is to give such person economic risk similar to ownership of equity securities of any class or series of the Company, including due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Company’s equity securities, or which derivative, swap or other transactions provide the opportunity to profit from any increase in the price or value of shares of any class or series of the Company’s equity securities, without regard to whether (i) the derivative, swap or other transactions convey any voting rights in such equity securities to such person; (ii) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such equity securities; or (iii) such person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions. In this Agreement, unless a clear contrary intention appears, (i) the word “including” (in its various forms) means “including, without limitation;” (ii) the words “hereunder,” “hereof,” “hereto” and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word “or” is not exclusive; (iv) references to “Sections” in this Agreement are references to Sections of this Agreement unless otherwise indicated; and (v) whenever the context requires, the masculine gender shall include the feminine and neuter genders.

15.        Miscellaneous.

(a)          This Agreement, including all exhibits hereto, contains the entire agreement between the parties and supersedes all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

(b)          This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

(c)          This Agreement shall not be assignable by operation of law or otherwise by a party hereto without the consent of the other parties hereto. Any purported assignment without such consent is void. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each party hereto.

(d)         Neither the failure nor any delay by a party hereto in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e)          If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties hereto that the parties hereto would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties hereto agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

(f)           Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party hereto.

(g)        This Agreement may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

(h)         Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party hereto and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties will be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party hereto that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

(i)           The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

THE COMPANY:

Tidewater, Inc.

By:	/s/ Quintin V. Kneen
Name:	Quintin V. Kneen
Title:	President and Chief Executive Officer

Signature Page to Cooperation Agreement

THE ROBOTTI PARTIES:

The Ravenswood Investment Company, L.P.

By:	Ravenswood Management Company, L.L.C., its general partner

By:	/s/ Robert E. Robotti
Name:	Robert E. Robotti
Title:	Managing Director

Robotti & Company, Incorporated

By:	/s/ Robert E. Robotti
Name:	Robert E. Robotti
Title:	President and Treasurer

Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti
Name:	Robert E. Robotti
Title:	President and Treasurer

Robotti Securities, LLC

By:	/s/ Robert E. Robotti
Name:	Robert E. Robotti
Title:	President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti
Name:	Robert E. Robotti
Title:	Managing Director

Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.L.C., its general partner

By:	/s/ Robert E. Robotti
Name:	Robert E. Robotti
Title:	Managing Director

The Suzanne & Robert Robotti Foundation Inc.

By:	/s/ Robert E. Robotti
Name:	Robert E. Robotti
Title:	Director

Suzanne Robotti

By:	/s/ Suzanne Robotti

Robert E. Robotti

By:	/s/ Robert E. Robotti

Exhibit A

Resignation Letter

May 3, 2021

Board of Directors
Tidewater, Inc.
6002 Rogerdale Road, Suite 600
Houston, Texas 77072

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to that certain Cooperation Agreement (the “Agreement”), dated as of May 3, 2021, by and among Tidewater, Inc., a Delaware corporation (the “Company”), on the one hand, and Robotti & Company, Incorporated, a New York corporation, Robotti & Company Advisors, LLC, a New York limited liability company, Robotti Securities, LLC, a New York limited liability company, Ravenswood Management Company, L.L.C., a New York limited liability company, The Ravenswood Investment Company, L.P., a Delaware limited partnership, Ravenswood Investments III, L.P., a New York limited partnership, the Suzanne and Robert Robotti Foundation, Inc., a Delaware non-profit corporation, Suzanne Robotti and Robert E. Robotti (collectively, the “Robotti Parties”), on the other hand.  Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Pursuant to the terms of the Agreement, I hereby irrevocably offer to resign from my position as a director of the Board and from any and all committees of the Board on which I serve, effective immediately upon a determination by the Board that this resignation has been accepted following such time as the Robotti Parties’ Net Long Position falls below the Minimum Ownership Threshold; provided, if applicable and as described in Section 1(f) of the Agreement, the Robotti Parties have failed to purchase sufficient shares in order to meet the Minimum Ownership Threshold.

Very truly yours,

/s/ Robert E. Robotti

Robert E. Robotti

Exhibit B

Press Release

Tidewater Inc. 6002 Rogerdale Road, Suite 600 Houston, Texas, 77072-1655, USA +1.713.470.5300

Tidewater to Nominate Robert E. Robotti to Board of Directors

•	Enters into Cooperation Agreement with the Robotti Group

HOUSTON, USA – May 3, 2021 - Tidewater Inc. (NYSE: TDW) (“Tidewater” or the “Company”), a leading owner and operator of offshore support vessels providing offshore energy transportation services worldwide, today announced that it has entered into a Cooperation Agreement with Robert E. Robotti and his affiliated and controlled entities (the “Robotti Group”). Pursuant to the Cooperation Agreement, the Company has agreed to nominate Mr. Robotti to its Board of Directors (the “Board”) for election at the 2021 Annual Meeting, and the Robotti Group has agreed to vote in favor of the Company’s nominees and proposals at the 2021 Annual Meeting, as well as to abide by certain customary standstill provisions. With the addition of Mr. Robotti, the Tidewater Board of Directors will increase from seven to eight directors.

“We are pleased to welcome Bob to the Tidewater Board of Directors,” said Quintin Kneen, President, CEO and director of Tidewater. “Our Company has been positively transformed over the past couple of years with strong new leadership at both the board and management levels, streamlined cost structure, improved operational efficiency and a strengthened balance sheet – which all position Tidewater well to address both the ongoing challenges and emerging opportunities in the OSV industry. We look forward to the contributions Bob can make to our future success and value creation.”

Mr. Robotti stated, “I have been a large and long-term investor in Tidewater because I believe in the potential of the Company, its assets and its current leadership team. I would like to thank the Board for its constructive approach to our discussions, and I am excited about the future for Tidewater and bringing value to its shareholders.”

The Robotti Group will not be submitting a Proxy Card for tabulation at the 2021 Annual Meeting of Shareholders and will be voting for the Company’s full slate of nominees.

The complete agreement will be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K.

About Robert E. Robotti

Mr. Robotti has been the president of Robotti & Company Advisors, LLC (a registered investment advisor) and Robotti Securities, LLC, formerly known as Robotti & Company, LLC (a registered broker-dealer), and their predecessors, since 1983. Robotti & Company Advisors’ investment approach is guided by the classic tenets of value investing.  Robotti & Company Advisors believes that the market price of a security does not necessarily indicate its true economic value. Robotti & Company Advisors’ analysts identify and research companies with solid balance sheets, the ability to generate significant amounts of free cash flow and yet are misunderstood, neglected or just out-of-favor with Wall Street.  Robotti & Company Advisors has followed this investment philosophy since its inception over 35 years ago in order to meet its goal of providing risk adjusted returns greater than the general market. Robotti & Company Advisors LLC frequently is a constructive and actively engaged owner with many of its portfolio companies.

Mr. Robotti has been the Managing Director (and previously, managing member) of Ravenswood Management Company, LLC (and its predecessor) since 1980, which serves as the general partner of The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P. Mr. Robotti served as a portfolio manager of Robotti Global Fund, LLC, a global equity fund, from 2007 to March 2015. He currently serves as a director and Chairman of the Board of Pulse Seismic Inc. (PSD-TSX), a seismic data licensing business, and has held these positions for more than the past five years. Mr. Robotti has served as a director on the board of directors of AMREP Corporation (AXR-NYSE) since September 2016 and on the Board of PrairieSky (PSK-TSX) since October 2019. Mr. Robotti was a director of PHX Minerals Inc. (PHX-NYSE), formerly known as Panhandle Oil & Gas Inc. and Panhandle Royalty Company, from 2004 to May 2020 and was a director of BMC Building Materials Holding Corporation from 2012 to December 2015. Mr. Robotti was a member of the SEC’s Advisory Committee of Smaller Public Companies from 2005 to 2006 and served on its corporate governance subcommittee. He has an MBA in Accounting and was a certified public accountant earlier in his career, which license is currently inactive.

About Tidewater
Tidewater owns and operates the largest fleets of offshore support vessels in the industry, with over 65 years of experience supporting offshore energy exploration and production activities worldwide. To learn more, visit www.tdw.com.

Forward-Looking Statements
In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Tidewater notes that certain statements set forth in this press release contain certain forward-looking statements which reflect our current view with respect to future events and future financial performance. Forward-looking statements are all statements other than statements of historical fact. All such forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of the Company, and our future results of operations could differ materially from our historical results or current expectations reflected by such forward-looking statements. Investors should carefully consider the risk factors described in detail in the Company’s most recent Form 10-K, most recent Form 10-Q, and in similar sections of other filings made by the Company with the SEC from time to time. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this press release to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any statement is based. Forward-looking statements and written and oral forward-looking statements attributable to the Company or its representatives after the date of this release are qualified in their entirety by the cautionary statements contained in this paragraph and in other reports filed by the Company with the SEC.

Important Additional Information

Tidewater Inc., its directors, nominees and certain of its executive officers are deemed to be participants in the solicitation of proxies from Tidewater’s stockholders in connection with the matters to be considered at Tidewater’s 2021 Annual Meeting of Stockholders. Information regarding the names of Tidewater’s current directors and executive officers and their respective interests in Tidewater by security holdings or otherwise can be found in Tidewater’s proxy statement for its 2020 Annual Meeting of Stockholders, filed with the SEC on June 18, 2020, and in other filings with the SEC. Information regarding Robert E. Robotti and his interests in Tidewater by security holdings or otherwise can be found in the amended Schedule 13D filed with the SEC on March 12, 2021. To the extent our current directors’ and executive officers’ holdings of Tidewater’s securities have changed since the amounts set forth in Tidewater’s proxy statement for the 2020 Annual Meeting of Stockholders, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents will be available free of charge at the SEC’s website at www.sec.gov.

Tidewater intends to file a proxy statement and accompanying BLUE proxy card with the SEC in connection with the solicitation of proxies from Tidewater stockholders in connection with the matters to be considered at Tidewater’s 2021 Annual Meeting of Stockholders. Additional information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in Tidewater’s proxy statement for its 2021 Annual Meeting, including the schedules and appendices thereto. INVESTORS AND STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND THE ACCOMPANYING BLUE PROXY CARD AND ANY AMENDMENTS AND SUPPLEMENTS THERETO AS WELL AS ANY OTHER DOCUMENTS FILED BY TIDEWATER WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders will be able to obtain copies of the proxy statement, any amendments or supplements to the proxy statement, the accompanying BLUE proxy card, and other documents filed by Tidewater with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of Tidewater’s corporate website at www.tdw.com or by contacting Tidewater’s Corporate Secretary at Tidewater, Inc., 6002 Rogerdale Road, Suite 600, Houston, Texas 77072, or by calling Tidewater’s Corporate Secretary at (713) 470-5310.

Contact
Jason Stanley
Vice President ESG & Investor Relations
+1.713.470.5292
ir@tdw.com

Media:
Sloane & Company
Dan Zacchei / Joe Germani
dzacchei@sloanepr.com / jgermani@sloanepr.com

Source: Tidewater Inc.